UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2014

Commission File Number: 333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

TABLE OF CONTENTS

Page

Press Release Announcing Appointment of US-based Independent Directors Phyllis
Gardner, M.D., and David L. Greenwood to its Board of Directors	Exhibit 99.1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

By: /s/ Robert Joseph

Name:  Robert Joseph

Title:    President and CEO

Date: September 8, 2014

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